Exhibit 99.1

Lenco Mobile Inc. Announces Fiscal 2010 Second Quarter Results

-Second quarter revenue increased 18% and year-to-date revenue increased 53% year-over-year-

-Company continues to generate positive EBITDA: $300,000 and $1 million for three and six months ended June 30, 2010, respectively-

-Company strengthens its balance sheet and working capital-

Santa Barbara, CA – August 16, 2010 – Lenco Mobile Inc. (Pink Sheets: LNCM) today reported financial results for the second quarter ended June 30, 2010.

Revenue for the second quarter of 2010 increased 18% to $5.2 million versus revenue of $4.4 million in the second quarter last year and an increase of 53% in year-to-date revenues to $9.0 million compared to the first six months of last year. Gross profit for the second quarter increased 32% to $3.0 million, compared to $2.3 million in the second quarter of last year. Operating expenses for the second quarter 2010 were $3.4 million, compared to $2.1 million in the second quarter last year. After the increase in operating expenses, which were primarily related to the development of the Company’s new technology solutions and expansion of business development and operations internationally, the net loss for the second quarter of 2010 was $0.7 million, compared to net loss of $0.1 million in the second quarter last year.   Nonetheless, the Company generated $300,000 of EBITDA for the three months ended June 30th 2010, and $1.0 million for six months ended June 30, 2010. Please see the note regarding the reconciliation of EBITDA at the end of this release.

In addition to the solid growth in the core South African and U.S. markets, Lenco Mobile Inc. reported substantial progress in opening new markets.  In the second quarter, the Company’s distributor in Australia ran a successful MMS messaging campaign for Optus on their network.  The Company successfully tested the delivery of MMS messages through Iusacell and Telcel's networks in Mexico and added representatives and staff in Mexico and South Korea to support anticipated operations in those territories.

Discussing the financial results, Michael Levinsohn, CEO of Lenco Mobile said that “The increase in operating costs was necessary in order to provide a solid platform from which to grow. We believe that one of our competitive advantages is our ability to provide clients with technically superior platforms and solutions that are secure and scalable.”

Levinsohn continued, “During the last six months we have significantly enhanced our MMS messaging platform as part of our ongoing objective to deliver leading edge, scalable and secure solutions to our wireless carrier customers. Our enhanced MMS messaging platform enables us to send more MMS messages, more effectively through a wireless carriers’ MMSC or Multimedia Messaging Switch Center. The new MMS messaging platform is operationally installed at Vodacom in South Africa, where it has been well received. The platform can be deployed anywhere in the world via our unique cloud-based server solution and increases our ability to remotely manage, monitor and support our international installations.”

As of June 30, 2010, the Company had cash and cash equivalents of $1.1 million, compared to $0.4 million as of December 31, 2009.    At the end of the second quarter of 2010, the Company had positive working capital of $0.2 million, compared to a working capital deficit of $2.1 million at December 31, 2009.  This improvement in working capital is a result of the increase in sales and collected cash, conversion of $2.8 million of debt and accrued interest to shares of common stock, and payments on the Company’s contingent consideration liability from the acquisition of the South African subsidiary of approximately $0.6 million in the first six months of 2010.  Long-term debt, including current maturities, was $2.8 million at the end of the second quarter of fiscal 2010, compared to $3.7 million at the end of fiscal 2009.

Subsequent to the end of the second quarter of 2010, the Company converted a $700,000 note payable to shares of its common stock on July 13, 2010.  This conversion provides the Company greater flexibility for strategic investments in its business in the second half of 2010.

Michael Levinsohn, CEO and President of Lenco Mobile, stated, “We are pleased with the progress that we made with our business in the second quarter, as we grew our top line, continued to generate positive EBITDA and significantly strengthened our balance sheet.  We continue to attract new customers and increase revenue from our existing customer base in both our mobile and internet segments.  This highlights the increased demand for our product and service, as we are continuing to partner with more leading brands.”

About Lenco Mobile Inc.

Lenco Mobile Inc. owns and operates businesses focused on the high growth mobile marketing and Internet sectors. Lenco Mobile Inc. owns Multimedia Solutions, AdMax Media Inc., Digital Vouchers and CellCard. Multimedia Solutions, based in South Africa, provides MMS message solutions to wireless carriers and brand owners using its proprietary MMS messaging platforms. The MMS messaging platform provides significant benefits for wireless carries including improved messaging throughput, better quality and reduced bandwidth usage on a per message basis. The Multimedia Solutions platform is offered as a managed service, thereby reducing upfront capital costs for wireless carriers. AdMax Media’s services include a full suite of online performance marketing, search engine optimization and lead generation tools. Admaximizer.com is a real time campaign management platform for online advertising that enables advertisers to obtain the best response to their campaigns. The AdMaximizer platform manages the creation and display of online campaign materials such as banner advertisements, landing pages and email offers by using campaign performance related data, keyword search listings, and search engine optimization components. Digital Vouchers is a mobile phone and Internet marketing platform under development which is designed to enable brand owners to extend offers to consumers which can then be redeemed via mobile phones at point of sale in a retail outlet. CellCard is a software platform under development that is designed to provide brand owners with the ability to download mobile content such as a video clip to a mobile phone and also provides a mobile payment platform which can be used to pay for goods and services, either person to person or person to business.

Note regarding EBITDA adjustment

The figures in this release discussing EBITDA are non-GAAP financial measures. Management believes certain non-GAAP measures provide relevant and meaningful measures by which investors can evaluate the business. The Company defines EBITDA as earnings or loss before interest, income taxes, depreciation and amortization. The following table contains a reconciliation of net income to EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income attributed to Lenco Mobile Inc.	$(687,262)	$(137,382)	$(928,873)	$(155,443)
Interest	112,825	97,324	346,125	102,021
Taxes	156,446	254,250	131,884	305,915
Depreciation and amortization	742,993	613,762	1,454,729	926,220
EBITDA	$325,003	$827,953	$1,003,865	$1,178,713

Forward Looking Statements

This press release contains forward-looking statements, including expected industry patterns and other financial and business results that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Actual results may differ materially from those contained in the forward-looking statements in this press release. Neither Lenco Mobile Inc. nor any company mentioned in this release undertake any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

Investor Relations Contact:

ICR, Inc.
John Mills, jmills@icrinc.com
Senior Managing Director
310-954-1100

Lenco Mobile Inc.
and its subsidiaries
Consolidated Balance Sheets

	As of
	June 30, 2010	Dec. 31, 2009
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,079,658	$386,811
Investments	616,688	-
Accounts receivable, net	3,216,838	2,632,995
Debt issuance costs, net	17,945	52,885
Original issue discount, net	28,625	80,375
Notes receivable, current portion	65,000	65,000
Other current assets	128,693	356,179
Total current assets	5,153,447	3,574,245
Property and equipment, net	1,558,308	1,533,499
Other noncurrent assets:
Intangible assets - goodwill	3,537,676	3,562,322
Intangible assets - other, net	9,108,862	10,300,766
Other noncurrent assets	29,641	20,685
Total other noncurrent assets	12,676,179	13,883,773
Total assets	$19,387,934	$18,991,517
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,909,821	$1,299,934
Current maturities of debt	2,672,583	3,575,111
Debt discount	(55,625)	(122,375)
Accrued interest on debt and obligations	85,280	182,640
Current contingent consideration liability	589,811	607,950
Income taxes payable (receivable)	(211,365)	126,988
Total current liabilities	4,990,505	5,670,248
Debt, net of current maturities	137,487	95,916
Warrant put liability	60,000	60,000
Contingent consideration liability, net of current portion	-	782,835
Total liabilities	5,187,992	6,608,999
Shareholders' equity:
Preferred Stock , 1,000,000 shares authorized, $.001 par value,
0 shares issued and outstanding at both June 30, 2010 and
December 31, 2009	-	-
Common stock, 250,000,000 shares authorized, $.001 par value,
65,877,746 and 65,049,084 shares issued and outstanding at
June 30, 2010 and December 31, 2009, respectively	65,878	65,049
Additional paid in capital	32,076,448	29,274,041
Other comprehensive income	330,828	371,204
Retained earnings (loss)	(18,256,648)	(17,327,776)
Total Lenco Mobile Inc. shareholders' equity	14,216,506	12,382,518
Noncontrolling interest (deficit)	(16,564)	-
Total equity	14,199,942	12,382,518
Total liabilities and shareholders' equity	$19,387,934	$18,991,517

Lenco Mobile Inc.
and its subsidiaries
Consolidated Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$5,243,400	$4,445,943	$9,027,620	$5,894,663

Cost of sales	2,228,591	2,170,157	3,854,773	2,536,944

Gross profit	3,014,809	2,275,786	5,172,846	3,357,719

Operating expense:
Sales and marketing	266,414	78,092	411,000	106,500
General and administrative	2,306,605	1,320,179	4,129,694	1,966,480
Research and development	133,352	49,562	276,211	106,025
Depreciation and amortization	742,993	613,762	1,454,729	926,220
Total operating expense	3,449,363	2,061,595	6,271,634	3,105,226

Income (loss) from operations	(434,554)	214,191	(1,098,788)	252,493

Other income (expense):
Interest income (expense), net	(112,825)	(97,324)	(346,125)	(102,021)
Other income (expense), net	0	0	631,360	0
Total other income (expense)	(112,825)	(97,324)	285,235	(102,021)

Income (loss) before income taxes	(547,379)	116,867	(813,553)	150,472

Income tax expense	156,446	254,250	131,884	305,915

Net income (loss) including noncontrolling interest	(703,825)	(137,382)	(945,437)	(155,443)

Less: Net income (loss) attributed to noncontrolling interest	(16,564)	0	(16,564)	0

Net income attributed to Lenco Mobile Inc.	$(687,262)	$(137,382)	$(928,873)	$(155,443)

Net income (loss) per share	$(0.01)	$(0.00)	$(0.01)	$(0.00)

Weighted average shares outstanding	65,163,803	54,157,214	65,106,760	48,753,049

Statements of Comprehensive Income

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net income (loss)	$(687,262)	$(137,382)	$(928,873)	$(155,443)

Foreign currency translation adjustment	(91,841)	830,847	(82,064)	787,121
Unrealized gain on investments	41,688	-	41,688	-

Total comprehensive income (loss)	$(737,415)	$693,465	$(969,249)	$631,678